SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: August 4, 2004

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐                    No    ☒

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On August 4, 2004, QIAGEN N.V. issued a press release pursuant to Rule 135c announcing a proposed offering of US$150 million of senior unsubordinated convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On August 4, 2004, QIAGEN N.V. issued a press release pursuant to Rule 135c announcing the pricing of a previously announced offering of US$150 million of senior unsubordinated convertible notes. The press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ PEER M. SCHATZ
Peer M. Schatz
Chief Executive Officer

Date: August 4, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release dated August 4, 2004

99.2	Press release dated August 4, 2004

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